Filed by Concord EFS, Inc.

Subject Company - Concord EFS, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934

Commission File No. 001-31527

Concord EFS, Inc. issued the following press release today:

contacts: Melinda D. Mercurio Corporate Communications 302.791.8109 mmercurio@neteps.com

Edward Winnick Investor Relations 302.791.8484 ewinnick@neteps.com
Concord EFS Reports Diluted Earnings Per Share of $0.72 for 2003 Results include $22.9 million in merger and other charges	page: 1 of 8

Memphis, TN – February 23, 2004 – Concord EFS, Inc. (NYSE: CE), a national electronic commerce provider, today announced fourth quarter revenue growth of 9% to $592.1 million. Diluted earnings per share was $0.20, up 12% over fourth quarter 2002. Diluted earnings per share includes merger and acquisition charges of $5.5 million in fourth quarter 2003, incurred primarily in connection with the proposed merger with First Data Corporation. Pro forma diluted earnings per share, which excludes merger and acquisition charges, rose 19% to $0.21 for the fourth quarter 2003.

Q4 Financial Highlights

	4th Quarter - GAAP			4th Quarter – Pro Forma*
	Quarter Ended December 31,			Quarter Ended December 31,
	2003	2002	%	2003	2002	%
Revenues (in thousands)	$592,080	$542,377	9%	$592,080	$542,377	9%
Net Income (in thousands)	$93,096	$89,082	5%	$98,599	$89,069	11%
Diluted Earnings Per Share	$0.20	$0.18	12%	$0.21	$0.18	19%

*	Excludes merger, acquisition, restructuring, write-off, and litigation settlement charges.

For full year 2003, revenue was $2,270.5 million, up 15% on transaction growth of 16%. Diluted earnings per share was $0.72, up 25% over 2002. Results include merger, acquisition, restructuring, and write-off charges of $22.9 million in 2003, and acquisition, restructuring and write-off charges of $77.5 million and litigation settlement charges of $8.8 million in 2002. Pro forma diluted earnings per share, which excludes these charges, rose 12% to $0.76 in 2003, consistent with management’s previously announced expectations.

2003 Financial Highlights

	2003 - GAAP			2003 – Pro Forma*
	Year Ended December 31,			Year Ended December 31,
	2003	2002	%	2003	2002	%
Revenues (in thousands)	$2,270,471	$1,966,628	15%	$2,270,471	$1,966,628	15%
Net Income (in thousands)	$349,513	$300,838	16%	$371,056	$356,661	4%
Diluted Earnings Per Share	$0.72	$0.57	25%	$0.76	$0.68	12%

*	Excludes merger, acquisition, restructuring, write-off, and litigation settlement charges.

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A Note on Financial Measures

Pro forma net income and pro forma diluted earnings per share are non-GAAP measures and should be viewed in addition to, and not in lieu of, the company’s reported results. Reconciliations to comparable GAAP measures are provided below under the heading “Reconciliation.”

Additional Operating Highlights

•	Gross margin in fourth quarter 2003 was 29.17%, up 26 basis points over fourth quarter 2002 due to a full quarter effect of lower signature debit interchange rates and the impact of continued profit improvement initiatives. Gross margin in fourth quarter 2003 was up 87 basis points as compared to third quarter 2003 due to the full quarter effect of lower signature debit interchange rates, continued profit improvement initiatives, and the positive effect of seasonal revenue. For full year 2003, gross margin was 27.76%, down 275 basis points due to the full year effect of certain lower margin clients, continued price compression due to competitive pressures, and higher credit interchange rates on a year over year basis.

•	Selling, general and administrative expenses as a percentage of revenue declined to 5.94% in fourth quarter 2003 from 6.54% in fourth quarter 2002. For full year 2003, selling, general and administrative expenses as a percentage of revenue declined to 5.97% from 6.30% in 2002.

•	Operating margin in fourth quarter 2003 was at 22.30%, relatively flat as compared to fourth quarter 2002. Net income margin in the fourth quarter was down 70 basis points from the prior year period to 15.72% as a result of the $5.5 million increase in merger, acquisition, restructuring, write-off, and litigation settlement charges and a decrease in net interest income of $5.8 million. For full year 2003, operating margin and net income margin were 20.78% and 15.39%, respectively. Compared to 2002, operating margin was up 95 basis points and net income margin was relatively flat, due to a decrease in merger, acquisition, restructuring, write-off, and litigation settlement charges offset by the addition of lower margin revenue from large merchants.

•	Cash and securities at year end 2003 were $1.6 billion.

•	Depreciation and amortization in 2003 was $108.4 million.

•	Capital expenditures primarily for capitalized and purchased software and computer facilities and equipment were $103.7 million in 2003.

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Business Segment Highlights

Network Services. Network Services revenue increased 8% to $168.8 million in fourth quarter 2003 as compared to the prior year period. For full year 2003, Network Services revenue was up 7% to $657.1 million on transaction volume growth of 11%. Transaction growth was largely driven by STARsm PIN-debit payment transactions, up 17% for the year to 3.5 billion transactions in 2003. PIN-debit payment transactions now represent over half (51%) of all Network Services’ 6.8 billion transactions. The STAR network ended the year with 135 million cardholders and approximately 1.26 million ATM and point of sale locations that display the STAR mark. Concord currently provides processing for 20.8 million debit cards and approximately 93,200 ATMs.

Payment Services. Payment Services revenue was up 10% to $423.3 million for the fourth quarter 2003, including interchange fees of $267.0 million that were up 11% over fourth quarter 2002. The Payment Services quarterly revenue comparison now includes for both quarters the effect of certain large lower margin clients added in 2002. Payment Services revenue, net of interchange fees, increased 8% in fourth quarter 2003 over fourth quarter 2002. For full year 2003, Payment Services revenue was $1,613.4 million, up 19% over 2002. This revenue includes interchange fees of $1,033.4 million in 2003, which were up 26% as compared to 2002. Payment Services revenue, net of interchange fees, increased 9% in 2003.

Payment Services revenue, net of interchange fees, is an alternative GAAP (generally accepted accounting principles) revenue recognition method that Concord believes is useful to investors because it enables comparison with certain industry peers. The following table provides the impact of interchange fees on Payment Services Revenue for the fourth quarter 2003 and 2002 (in millions):

	Quarter Ended:		% Change
	Dec 31, 2003	Dec 31, 2002
Reported revenue	$423.3	$386.2	10%
Interchange fees included in revenue	267.0	241.6	11%
Revenue, net of interchange fees	$156.3	$144.6	8%

The following table provides the impact of interchange fees on Payment Services Revenue for the full years 2003 and 2002 (in millions):

	Year Ended:		% Change
	Dec 31, 2003	Dec 31, 2002
Reported revenue	$1,613.4	$1,354.6	19%
Interchange fees included in revenue	1,033.4	822.1	26%
Revenue, net of interchange fees	$580.0	$532.5	9%

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Payment Services transaction volume was 5.6 billion for the year, up 24% over 2002, including 21% growth in acquired credit and signature debit to 3.5 billion transactions; 21% growth in acquired PIN-debit to 1.3 billion transactions; and 31% growth in electronic benefits transfer to 447 million transactions. Payment Services currently provides payment processing services for approximately 457,000 merchant locations, which represents a net increase of approximately 46,000 locations for the year. Merchant locations include approximately 22,600 quick service restaurant locations, which were up a net 7,800 locations in 2003.

Selected Consolidated Financial Data

The following table presents selected consolidated financial data (in thousands, except earnings per share) for the fourth quarter 2003 and 2002.

	Quarter Ended:
	December 31, 2003	December 31, 2002
Revenue	$592,080	$542,377
Cost of Operations	419,366	385,549
Selling, General and Administrative Expenses	35,159	35,495
Merger, Acquisition, Restructuring and Write-Off Charges	5,503	980
Litigation Settlement Adjustment	—	(1,000)

Operating Income	132,052	121,353
Investment Income	11,225	17,664
Interest Expense	2,185	2,826
Other Income, net	395	1,226
Income Taxes	48,106	48,096
Minority Interest in Subsidiary	285	239

Net Income	$93,096	$89,082

Basic Earnings Per Share	$0.20	$0.18
Diluted Earnings Per Share	$0.20	$0.18
Shares Used For:
Basic Earnings Per Share	465,124	496,195
Diluted Earnings Per Share	473,743	507,936

page: 5 of 8

The following table presents selected consolidated financial data (in thousands, except earnings per share) for the full years 2003 and 2002.

	Year Ended:
	December 31, 2003	December 31, 2002
Revenue	$2,270,471	$1,966,628
Cost of Operations	1,640,134	1,366,545
Selling, General and Administrative Expenses	135,552	123,867
Merger, Acquisition, Restructuring and Write-Off Charges	22,943	77,486
Litigation Settlement Charges	—	8,761

Operating Income	471,842	389,969
Investment Income	52,943	77,387
Interest Expense	8,444	11,642
Other Income, net	18,709	9,163
Income Taxes	184,446	163,129
Minority Interest in Subsidiary	1,091	910

Net Income	$349,513	$300,838

Basic Earnings Per Share	$0.73	$0.59
Diluted Earnings Per Share	$0.72	$0.57
Shares Used For:
Basic Earnings Per Share	478,403	507,278
Diluted Earnings Per Share	488,453	524,676

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Reconciliation

Pro forma net income and pro forma diluted earnings per share, which exclude merger, acquisition, restructuring, write-off and litigation settlement charges, are non-GAAP measures that management believes are useful to investors because they enhance understanding of the company’s performance by providing comparative results that exclude certain items that management believes are not indicative of operating trends. The following table provides reconciliations between reported net income and reported diluted earnings per share and pro forma net income and pro forma diluted earnings per share for the fourth quarter 2003 and 2002 (in thousands):

	Quarter Ended:		% Change
	Dec 31, 2003	Dec 31, 2002
Reported net income	$93,096	$89,082	5%
Merger, acquisition, restructuring, and write-off charges	5,503	980
Litigation settlement charges (credits)	—	(1,000)
Income taxes related to charges	—	7
Pro forma net income	$98,599	$89,069	11%
Reported net income	$93,096	$89,082	5%
Shares used for diluted earnings per share	473,743	507,936
Reported diluted earnings per share	$0.20	$0.18	12%
Pro forma net income	$98,599	$89,069	11%
Shares used for diluted earnings per share	473,743	507,936
Pro forma diluted earnings per share	$0.21	$0.18	19%

The following table provides reconciliations between reported net income and reported diluted earnings per share and pro forma net income and pro forma diluted earnings per share for the full years 2003 and 2002 (in thousands):

	Year Ended:		% Change
	Dec 31, 2003	Dec 31, 2002
Reported net income	$349,513	$300,838	16%
Merger, acquisition, restructuring, and write-off charges	22,943	77,486
Litigation settlement charges (credits)	—	8,761
Income taxes related to charges	1,400	30,424
Pro forma net income	$371,056	$356,661	4%
Reported net income	$349,513	$300,838	16%
Shares used for diluted earnings per share	488,453	524,676
Reported diluted earnings per share	$0.72	$0.57	25%
Pro forma net income	$371,056	$356,661	4%
Shares used for diluted earnings per share	488,453	524,676
Pro forma diluted earnings per share	$0.76	$0.68	12%

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About Concord EFS, Inc.

Concord EFS, Inc., a vertically integrated electronic transaction processor, provides the technology and network systems that make payments and other financial transactions faster, more efficient, and more secure than paper-based alternatives. Concord acquires, routes, authorizes, captures, and settles virtually all types of electronic payment and deposit access transactions for financial institutions and merchants nationwide. Concord’s primary activities include Network Services, which provides automated teller machine (ATM) processing, debit card processing, deposit risk management, and STARsm network access principally for financial institutions; and Payment Services, which provides point of sale processing, settlement, and related services, with specialized systems focusing on supermarkets, major retailers, gas stations, convenience stores, restaurants, and trucking companies.

Information Regarding Proposed Merger With First Data

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. First Data Corporation has filed a definitive amended proxy statement/prospectus with the Securities and Exchange Commission (SEC) concerning the planned merger of Concord with a subsidiary of First Data. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN (OR WILL CONTAIN WHEN FILED) IMPORTANT INFORMATION. Investors can obtain the definitive amended proxy statement/prospectus and other relevant documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO 80111. Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN 38133.

Concord and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the planned merger. Information about the directors and executive officers of Concord and their ownership of Concord stock is set forth in the proxy statement for Concord’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the definitive amended proxy statement/prospectus.

Notice to Investors, Prospective Investors and the Investment Community:

Cautionary Information Regarding Forward-Looking Statements

This release may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management’s expectations, estimates, and assumptions, based on information available at the time of the statement or, with respect to any document incorporated by reference, available at the time that such document was prepared. Forward-looking statements include, but are not limited to, statements regarding future events, plans, goals, objectives, and expectations. The words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend,” “likely,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and other factors, including those set forth below, which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements.

Important factors that could cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by those statements include, but are not limited to: (i) the failure to successfully execute our corporate consolidation plans, (ii) the loss of key personnel or inability to attract additional qualified personnel, (iii) the loss of key customers or renewal of customer contracts on less favorable terms, (iv) increasing competition and its effect on our margins, (v) changes in card association rules and practices, (vi) the inability to remain current with rapid technological change, (vii) risks related to acquisitions, (viii) the imposition of additional state taxes, (ix) continued consolidation in the

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banking and retail industries, (x) business cycles and the credit risk of our merchant customers, (xi) the outcome of litigation involving VISA and MasterCard, (xii) utility and system interruptions or processing errors, (xiii) information theft, (xiv) susceptibility to merchant fraud and credit and fraud risk of entities we sponsor into networks, (xv) changes in card association fees or products, (xvi) automated teller machine market saturation or restrictions on surcharging, (xvii) rules and regulations governing financial institutions and other networks and changes in such rules and regulations, (xviii) the timing and extent of changes in interest rates, (xix) volatility of the price of our common stock, (xx) litigation risks, and (xxi) the receipt of regulatory and shareholder approvals required for the planned merger with First Data Corporation, as well as the timing of the anticipated completion and possible conditions of the planned merger and their consequences.

Concord undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events, or changes to future results over time. See the cautionary statements included as Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 as filed on November 7, 2003 for a more detailed discussion of certain of the factors that could cause our actual results to differ materially from those included in the forward-looking statements.

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